[redacted]

11021865

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
JUN 14 2011
WASH D.C. 200

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48591

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/10 (MM/DD/YY) AND ENDING 03/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
RELIGARE CAPITAL MARKETS (USA) LLC

OFFICIAL USE ONLY

FIRM I.D. NO.
39142

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
375 Park Avenue Suite 2508
(No. and Street)

New York (City) NY (State) 10512 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PATRICK J. MARRON (516) 287-2726
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN & COMPANY, LLP
(Name - if individual, state last, first, middle name)

709 Westchester Avenue (Address) **White Plains** (City) **NY** (State) **10604** (Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

6/9/'11 15:50

OATH OR AFFIRMATION

I, THOMAS DAY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RELIGARE CAPITAL MARKETS (USA) LLC as of **MARCH 31, 2011**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

On this day, June 9, 2011 before me came Thomas R. Day to me known to be the individual described in and who executed the foregoing instrument and acknowledged that s / he executed the same.

VIVIAN PALACIOS
Notary Public, State of New York
No. 01PA6154099
Qualified In New York County
Commission Expires Oct. 20, 14

Signature

COO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

* * *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

6/9/'11 15:50

CITRINCOOPERMAN

Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

INDEPENDENT AUDITORS' REPORT

To the Members
Religare Capital Markets (USA) LLC

We have audited the accompanying statement of financial condition of Religare Capital Markets (USA) LLC (a limited liability company) (the "Company") as of March 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Except as explained in the following paragraph, we conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company has not maintained adequate accounting records for the year ended March 31, 2010 (not presented herein), and we were unable to apply procedures to determine whether the opening balances in the financial statements as of March 31, 2011, were fairly presented in conformity with accounting principles generally accepted in the United States of America or whether accounting principles have been consistently applied between the fiscal years ended March 31, 2011 and 2010.

Since the Company did not maintain adequate accounting records, and we were unable to satisfy ourselves about the opening balances in the financial statements as of March 31, 2011, or about the consistent application of accounting principles between the fiscal years ended March 31, 2011 and 2010, the scope of our work was not sufficient to enable us to express, and we do not express, an opinion on the consistency of application of accounting principles with the preceding year.

In our opinion, the statement of financial condition referred to in the first paragraph presents fairly, in all material respects, the financial condition of Religare Capital Markets (USA) LLC as of March 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

June 10, 2011

RELIGARE CAPITAL MARKETS (USA) LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2011

ASSETS

Current assets:	
Cash and cash equivalents	$ 95,277
Deposit with clearing organization	109,288
Receivable from clearing organization	228,172
Other receivable	25,803
Prepaid expenses and other assets	82,592
Total current assets	541,132
Property and equipment, net	-
TOTAL ASSETS	$ 541,132

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accrued expenses and other current liabilities	$ 151,576
Securities sold, not yet purchased	18,824
Total liabilities	170,400
Commitments and contingencies (Notes 4 and 10)	
Members' equity	370,732
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 541,132

See accompanying notes to statement of financial condition.

NOTE 1. NATURE OF ORGANIZATION

Organization

Religare Capital Markets (USA) LLC (the "Company" or "Religare USA") was formed as a limited liability company on December 2, 1994. Religare USA is a majority owned subsidiary of a foreign investment holding company. The Company's principal lines of business are providing brokerage services to institutional investors primarily related to global emerging markets and proprietary trading activities. Religare USA clears customers' transactions through an unaffiliated clearing organization on a fully-disclosed basis. Religare USA is a registered broker-dealer under the Securities Exchange Act (the "SEC") of 1934 and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Since the Company is a limited liability company, the members are not liable for the debts, obligations, or liabilities of the Company, whether arising in tort, contract, or otherwise, unless a member has signed a specific guarantee.

Change of Ownership

The Company, formerly, "Barnard Jacobs Mellet (USA) LLC" ("BJM USA") was owned by Barnard Jacobs Mellet Holdings Limited ("BJM Holdings") and Garden View Nominees (PTY), Ltd. ("Garden View"). In December 2010, the former members finalized an agreement to sell one hundred percent of their ownership in BJM USA to Religare Investment Holdings (UK) Limited and Religare Capital Markets PLC (the "Members").

Change of Name

In February 2011, BJM USA filed an application with FINRA requesting reservation for the name, *Religare Capital Markets (USA) LLC.* In March 2011, BJM USA filed a certificate of amendment of its Articles of Organization with the New York State Department of Corporation and State Records to have BJM USA's name changed to Religare Capital Markets (USA) LLC.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Recently Adopted Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued authoritative guidance that established the FASB Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative generally accepted accounting principles ("GAAP") recognized by the FASB to be applied to all nongovernmental entities. The Codification supersedes all the existing accounting and reporting standards applicable to privately held companies upon its effective date and, subsequently, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. The guidance is not intended to change or alter existing GAAP. The guidance became effective for the Company for the fiscal year ended March 31, 2010 (not presented herein). The guidance did not have an impact on the Company's financial position, results of operations or cash flows. All references to previous numbering of FASB statements, FASB Staff Positions or Emerging Issues Task Force Abstracts have been removed from the statement of financial condition and accompanying notes.

Fair Value Measurements

In January 2010, the FASB issued Accounting Standards Update ("ASU") No. 2010-06, Improving Disclosures about Fair Value Measurements. This update amends FASB ASC 820, *Fair Value Measurements and Disclosures*, to require new disclosures for significant transfers in and out of Level 1 and Level 2 fair value measurements, disaggregation regarding classes of assets and liabilities, valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for Level 2 or Level 3. These disclosures are effective for reporting periods beginning after December 15, 2009. Additional new disclosures regarding the purchases, sales, issuances and settlements in the rollforward of activity in Level 3 fair value measurements are effective for fiscal years beginning after December 15, 2010. The Company adopted certain of the relevant disclosure provisions of ASU 2010-06 on April 1, 2010, and will adopt certain other provisions on April 1, 2011.

FASB ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Under the new standard, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements (Continued)

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Use of Estimates

The preparation of a statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Securities Transactions

The Company has a clearing agreement with a financial institution (the "clearing organization") whereby the clearing organization clears transactions for the Company and its customers and carries such accounts on a fully disclosed basis as customers of the financial institution. Accordingly, the Company does not carry customer accounts and does not receive, deliver or hold cash or securities in connection with such transactions.

Securities transactions are recorded on the trade date as if they had settled.

Amounts receivable and payable for securities transactions that have not reached their settlement dates are recorded net on the statement of financial condition.

Securities owned and securities sold, not yet purchased, are stated at fair value.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment

Property and equipment are carried at cost. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The costs of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized.

Depreciation is provided using the straight-line method over the estimated useful lives of the assets (five to ten years).

Commissions

Commissions charged for executing customer transactions, and the related clearing and execution expenses, are recorded on the trade-date basis as securities transactions occur.

Advisory and Other Fees

Advisory and other fees are recorded when services for the transactions are substantially completed and considered earned.

Cash and Cash Equivalents

The Company considers investments in debt securities with an original maturity date of three months or less to be cash equivalents.

Income Taxes

Since a limited liability company is treated as a partnership for federal and state tax purposes, the Company's taxable income or loss is allocated to its members in accordance with their respective percentage ownership. Therefore, no provision or liability for federal or state income taxes has been included in the statement of financial condition. The Company remains subject to the New York City unincorporated business tax, a provision for which has been included in the statement of financial condition. The Company is no longer subject to examinations by tax authorities for years before the fiscal year ended March 31, 2008.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent Events

In February 2010, the FASB issued an update to authoritative guidance relating to subsequent events, which was effective upon the issuance of the update. The Company adopted this authoritative guidance on April 1, 2010 for the fiscal year ended March 31, 2011 ("fiscal 2011"). The update to the authoritative guidance relating to subsequent events removes the requirement for SEC filers to disclose the date through which subsequent events have been evaluated in both issued and revised statement of financial condition.

The adoption of this update to the authoritative guidance relating to subsequent events did not impact the Company's financial position or operating results other than removing the disclosure. The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its statement of financial condition. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its statement of financial condition.

NOTE 3. PRIOR PERIOD ADJUSTMENTS

Members' equity at the beginning of fiscal 2011 has been adjusted to correct errors made in the year ended March 31, 2010 ("fiscal 2010") and prior years. Management is unable to determine what effect the correction of these errors had on the Company's reported results of operations for fiscal 2010. The following table summarizes the effects of the correction of the errors on the fiscal 2010 statement of financial condition:

	As originally reported	Restated	
Receivable from clearing organization	$ 7,612,677	$ 3,644,176	(a)
Accrued expenses and other current liabilities	1,057,679	924,090	(b)
Members' equity	6,663,217	3,236,827	(a, b, c)

(a) Certain positions included in the account "Receivable from clearing organization" as of March 31, 2010, were subsequently found to arise from unauthorized and unsubstantiated transactions and could not be confirmed with a counterparty. Management determined that these positions never existed and accordingly, that the entries to record them were erroneous. Accordingly, members' equity at April 1, 2010, was reduced by $3,968,501 to reflect its proper balance at that date.

(b) At March 31, 2010, an accrual for monthly clearing fees was in excess of what the actual fees were. Accordingly, members' equity at April 1, 2010, was increased by $133,589 to reflect its proper balance at that date.

(c) Management believes there was other income totaling $408,522 that was not properly recorded in prior years. Accordingly, members' equity at April 1, 2010, was increased by $408,522 to reflect its proper balance at that date.

NOTE 4. RISK AND UNCERTAINTIES

Credit Risk

The Company maintains its cash and cash equivalents at a major financial institution in accounts that at times may exceed Federal Deposit Insurance Corporation insurance limits. The Company has not experienced any losses on such accounts.

The Company is engaged in various types of brokerage activities servicing a diverse group of primarily institutional investors. Customers' securities transactions are cleared through the Company's clearing organization. These activities may expose the Company to off balance sheet risk in the event the customers are unable to fulfill their contractual obligations. As a result, the Company's exposure to credit risk can be directly impacted by volatile markets which may impair the customers' ability to satisfy their obligations.

The agreement between the Company and the clearing organization provides that the Company is obligated to assume any exposure related to non-performance by its customers. Management monitors information it receives from the clearing organization on a daily basis and continually evaluates the financial condition and credit standing of its customers to reduce risk of loss.

Other Uncertainties

The Company maintains certain cash and equivalent balances, denominated in foreign currencies, with the clearing organization to cover its securities transactions. Changes in the relationship of the foreign currencies to the U.S dollar may affect the balances held by the Company with the clearing organization.

The Company's investments in foreign securities may involve risk not present in domestic investments. Since securities may be denominated in a foreign currency and may require settlement in foreign currencies and pay interest or dividend in foreign currencies, changes in the relationship of these foreign currencies to the U.S. dollar can affect the value of the investments and earnings of the Company. Foreign investments may also subject the Company to foreign government exchange restrictions, expropriations, taxation's or other political, social or economic developments, all of which could affect the market risk of the investments.

NOTE 5. DEPOSIT WITH CLEARING ORGANIZATION

The Company is required to maintain a deposit with its clearing organization. As of March 31, 2011, the deposit was maintained in a non-interest bearing deposit account with this financial institution and had a balance of $109,288.

NOTE 6. RECEIVABLE FROM CLEARING ORGANIZATION

Receivable from clearing organization consists primarily of cash and cash equivalents balances maintained by the Company with the clearing organization to cover its securities transactions. As of March 31, 2011, the receivable balance from the clearing organization was $228,172.

NOTE 7. PROPERTY AND EQUIPMENT

Property and equipment at March 31, 2011, consisted of the following:

Leasehold improvements	$	53,769
Furniture and fixtures		-
Computers, software and equipment		7,130
		60,899
Less: accumulated depreciation and amortization		(60,899)
Property and equipment, net	$	-

NOTE 8. RELATED PARTY TRANSACTIONS

The Company had an agreement with BJM Holdings which, among other terms and conditions, provided that a portion of commission revenue generated from certain transactions be allocated between the Company and BJM Holdings. The Company did not earn any commission revenue pursuant to this agreement in 2011.

BJM Holdings offered eligible employees of the Company the ability to participate in a stock-based compensation plan sponsored by BJM Holdings ("stock plan"). Pursuant to the stock plan certain eligible employees were granted stock in BJM Holdings' corporation. As of March 31, 2010, all outstanding shares were fully vested. No additional shares were issued in 2011. The stock plan terminated with the sale of the Company to Religare Investment Holdings (UK) Limited and Religare Capital Markets PLC.

NOTE 9. EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) savings plan (the "Plan"), which allows eligible participants to defer contributions, on a pre-tax tax basis, up to the IRS's statutory 401(k) deferral limits which, in 2011, were $16,500 for employees under the age of 50 and $22,000 for those over the age of 50. The Company may also make discretionary matching contributions on behalf of all eligible employees.

NOTE 10. LEASE COMMITMENTS

Office Lease Obligation

The Company leased office space under an operating lease that expired in September 2010. Subsequent to September 2010, the Company leases the same space on a month-to-month basis.

Equipment Lease Obligations

At March 31, 2011, the Company was obligated under non-cancelable operating leases for office equipment, which expire at various times from 2010 through 2015. Future minimum rental payments required under these leases are summarized as follows:

NOTE 10. LEASE COMMITMENTS (CONTINUED)

Year ending March 31:		
2012	$	31,620
2013		3,000
2014		3,000
2015		3,000
2016		1,750
	$	42,370

NOTE 11. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1 (the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At March 31, 2011, the Company had regulatory net capital of $259,465. The Company's net capital ratio was 0.58 to 1 as of March 31, 2011. The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of March 31, 2011.

NOTE 12. OFF-BALANCE SHEET CREDIT RISK

The Company functions as an introducing broker that places and executes customer orders. The orders are then settled by an unrelated clearing organization that maintains custody of customers' securities and provides financing to customers. Through indemnification provisions in agreements with the Company's clearing broker, customer activities may expose the Company to off-balance-sheet credit risk. Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in a customer's margin accounts are not sufficient to fully cover that customer's obligations. The Company seeks to control the risks associated with customer activities through customer screening and selection procedures, as well as through requirements on customers to maintain margin collateral in compliance with various regulations and clearing organization policies.

Citrin Cooperman & Company, LLP
CITRINCOOPERMAN.COM

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